

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 22, 2011

<u>Via Facsimile</u>
Mr. Christopher J. Klein
President and Chief Executive Officer
Fortune Brands Home & Security LLC
520 Lake Cook Road
Deerfield, IL 60015-5611

> **Re: Fortune Brands Home & Security LLC**
> **Amendment 1 to Registration Statement on Form 10**
> **Filed June 15, 2011**
> **File No. 1-35166**

Dear Mr. Klein:

   We reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Fractional Shares, page 14</u>

1. Please refer to prior comment 2 in our letter dated June 2, 2011. Delete also the word "generally" here.

<u>Selected Financial Data, page 18</u>

2. Your disclosures throughout the filing present pro forma amounts calculated in two different ways, which could be confusing to readers. Please revise your filing here and throughout wherever pro forma amounts are presented to clarify which pro forma amounts are being presented. It could be helpful if the pro forma presentation starting on page 98 included a separate column for the pro forma adjustments to the income statement and balance sheet that are necessary to arrive at the pro forma amounts presented alongside the historical financial

statements starting on page F-3. This column could be followed by a "pro forma subtotal" column and then present another column for "other pro forma adjustments" followed by a "pro forma as adjusted" column. Such a presentation would distinguish the different pro forma amounts from each other when they are referred to elsewhere in the filing because different captions would be used.

3. Please revise your discussion of MD&A and financial statements in the second paragraph on page 18 to address also the pro forma financial information that begins on page 98 and the capitalization table on page 42. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Intellectual property, page 50

4. Please disclose the information that you gave us in response to comment 6 in our letter dated June 2, 2011: "…although each of the Company's segments relies on a number of patents and patent group that, in the aggregate, provide important protections to the Company, no patent or group of patents is material to any of the Company's segments."

Unaudited Pro Forma Consolidated Financial Statements, page 98

5. We note your response to comment 10 from our letter dated June 2, 2011 and understand that the terms of your loan agreements are not yet finalized. We await the revisions to your filing, as requested in our prior comment, once they are finalized.

Notes to Unaudited Pro Forma Consolidate Financial Statements, page 103

6. Please revise your discussion of adjustment (a) to disclose how you computed the amount of your pro forma interest expense adjustments to arrive at factually supportable amounts.

Unaudited Pro Forma Consolidated Balance Sheet, page 102

7. Please revise your presentation here as well as on pages 42, F-4, and F-37 to disclose the historical and pro forma number of shares authorized, issued, and outstanding. Please also revise your presentation here and on pages F-4 and F-37 to include a separate line item for common stock since the par value of common stock at least on a pro forma basis is $0.01 per share.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide, in writing, a statement acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may direct questions on accounting comments to Lisa H. Etheredge at (202) 551-3424 or Rufus G. Decker at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig Slivka, for

Pamela A. Long
Assistant Director